FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Net sales	$2,823	$2,386	$5,395	$4,466
Cost of sales	1,318	1,143	2,518	2,186

Gross profit	1,505	1,243	2,877	2,280
Research and development expenses	198	137	377	272
Selling, general and administrative expenses	669	469	1,183	925
Acquisition of research and development in process	—	—	382	—

Operating income	638	637	935	1,083
Financial expenses - net	28	8	85	36

Income before income taxes	610	629	850	1,047
Provision for income taxes	68	113	161	188

	542	516	689	859
Share in loss of associated companies - net	1	—	*	—
Minority interests in profits of subsidiaries - net	2	1	3	2

Net income	$539	$515	$686	$857

Earnings per share:
Basic	$0.69	$0.67	$0.88	$1.12

Diluted	$0.65	$0.63	$0.83	$1.05

Weighted average number of shares (in millions):
Basic	778	766	777	765

Diluted	836	828	836	827

Dividends per share	$0.14	$0.10	$0.26	$0.19

*	Represents an amount of less than $1 million.

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	June 30, 2008	December 31, 2007
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	$2,484	$1,488
Short-term investments	803	1,387
Accounts receivable	3,784	3,546
Inventories	2,907	2,440
Prepaid expenses and other current assets	845	998

Total current assets	10,823	9,859
Long-term investments and receivables	577	632
Property, plant and equipment, net	2,737	2,515
Identifiable intangible assets, net	1,917	1,919
Goodwill	8,670	8,407
Other assets, deferred taxes and deferred charges	296	80

Total assets	$25,020	$23,412

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$1,429	$1,841
Sales reserves and allowances	2,077	1,733
Accounts payable	1,505	1,383
Other current liabilities	446	414

Total current liabilities	5,457	5,371
Long-term liabilities:
Deferred income taxes	580	459
Other taxes payables	379	326
Employee related obligations	167	149
Senior notes and loans	1,888	1,914
Convertible senior debentures	1,433	1,433

Total long-term liabilities	4,447	4,281

Commitments and contingencies
Total liabilities	9,904	9,652

Minority interests	41	36

Shareholders’ equity:
Ordinary shares of NIS 0.10 par value; June 30, 2008 and December 31, 2007: authorized - 1,500 million shares; issued and outstanding 812 million shares and 808 million shares, respectively	46	46
Additional paid-in capital	8,372	8,254
Retained earnings	5,526	5,041
Accumulated other comprehensive income	2,055	1,365
Treasury shares – June 30, 2008 and December 31, 2007 – 38 million and 40 million ordinary shares, respectively	(924)	(982)

Total shareholders’ equity	15,075	13,724

Total liabilities and shareholders’ equity	$25,020	$23,412

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Six Months Ended June 30,
	2008	2007
Operating activities:
Net income	$686	$857
Adjustments to reconcile net income to net cash provided from operations:
Depreciation and amortization	248	267
Deferred income taxes - net	(153)	(8)
Acquisition of research and development in process	382	—
Impairment of assets	82
Stock-based compensation	29	35
Decrease (increase) in accounts receivable	467	(107)
Increase in inventories	(348)	(234)
Increase in sales reserves and allowances, accounts payable and other current liabilities	113	113
Other items - net	46	13

Net cash provided by operating activities	1,552	936

Investing activities:
Purchase of property, plant and equipment	(322)	(266)
Acquisition of subsidiaries, net of cash acquired	(414)	—
Purchase of investments and other assets	(1,353)	(3,367)
Proceeds from realization of investments	1,890	2,960
Other items - net	72	(26)

Net cash used in investing activities	(127)	(699)

Financing activities:
Proceeds from exercise of options by employees	45	124
Purchase of treasury shares	—	(152)
Excess tax benefit on options exercised	12	41
Proceeds from long-term loans and other long-term liabilities received	3	35
Discharge of long-term loans and other long-term liabilities	(111)	(6)
Net increase (decrease) in short-term credit	(128)	142
Dividends paid	(201)	(147)
Redemption of convertible senior notes	(141)	—

Net cash provided by (used in) financing activities	(521)	37

Translation differences on cash balances of certain subsidiaries	92	12

Net increase in cash and cash equivalents	996	286
Balance of cash and cash equivalents at beginning of period	1,488	1,332

Balance of cash and cash equivalents at end of period	$2,484	$1,618

Supplementary disclosure of non-cash financing activities: During the second quarter of 2008, $89 million principal amount of senior convertible notes were converted into approximately 2.0 million Teva shares.

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position and results of operations of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007, as filed with the Securities and Exchange Commission. The results of operations for the three months and six months ended June 30, 2008 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 – Subsequent event:

On July 17, 2008, the Company and Barr Pharmaceuticals, Inc. (“Barr”) signed a definitive agreement under which Teva agreed to acquire Barr. Barr, the fourth largest generic drug company worldwide, is a global pharmaceutical company that operates in more than 30 countries worldwide and is engaged in the development, manufacture and marketing of generic and proprietary pharmaceuticals, biopharmaceuticals and active pharmaceutical ingredients. Under the terms of the agreement, each share of Barr common stock will be converted into $39.90 in cash and 0.6272 Teva shares. The total consideration for the acquisition is approximately $7.5 billion (comprised of approximately $4.5 billion in cash and approximately $3.0 billion in Teva shares) plus the assumption of net debt of approximately $1.5 billion. This acquisition is expected to further enhance Teva’s leadership position in the U.S. and to significantly strengthen its position in key European Union and Central and Eastern European markets.

The closing of the transaction is subject to approval by the stockholders of Barr, antitrust notification and clearance statutes in North America and Europe and certain other countries, as well as other customary conditions. The transaction is expected to close in late 2008.

NOTE 3 – Fair value measurement:

As stated in “—Note 10. Recently adopted accounting pronouncements”, on January 1, 2008, the Company adopted the methods of fair value as described in SFAS No. 157 to value its financial assets and liabilities. As defined in SFAS No. 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Financial items carried at fair value as of June 30, 2008 are classified in the table below in one of the three categories described above:

	June 30, 2008 U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$2,484	$—	$—	$2,484
Marketable securities*	811	57	274	1,142
Derivatives – net**	—	130	—	130

Total	$3,295	$187	$274	$3,756

*	Marketable securities consist mainly of debt securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value (Level 1 input) or observable prices (Level 2 input). When securities do not have an active market nor observable prices, fair value is determined using a valuation model (Level 3 input). This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs. Changes in fair value, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge.
**	Derivatives primarily represent foreign currency and option contracts and interest rate swaps which are valued primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies.

The following table summarizes the activity for those financial assets where fair value measurements are estimated utilizing Level 3 inputs.

June 30, 2008 U.S. $ in millions
Carrying value as of January 1, 2008	$331
Change from Level 1 to Level 3	58
Net change to fair value	(115)

Carrying value as of June 30, 2008	$274

NOTE 4 – Earnings per share:

Basic earnings per share are computed by dividing net income by the weighted average number of ordinary shares (including special shares exchangeable into ordinary shares) outstanding during the period, net of treasury shares.

In computing diluted earnings per share for the three months and six months ended June 30, 2008 and the three months and six months ended June 30, 2007, basic earnings per share were adjusted to take into account the potential dilution that could occur upon: (1) the conversion of the convertible senior debentures and subordinated notes, using the if-converted method, by adding to net income interest expense on these debentures and subordinated notes, and amortization of issuance costs, net of tax benefits, and by adding to the number of shares the weighted average number of shares issuable upon assumed conversion of these debentures and subordinated notes; and (2) the exercise of options and restricted stock units (“RSUs”) granted under employee stock compensation plans, using the treasury stock method.

NOTE 5 – Certain transactions:

a. Acquisitions:

1)	Acquisition of CoGenesys, Inc.

On February 21, 2008, Teva acquired the total shareholdings and control of CoGenesys, Inc., a privately held biopharmaceutical company with a broad-based biotechnology platform and focused on the development of peptide- and protein-based medicines across broad therapeutic categories. CoGenesys was established in 2005 as a division within Human Genome Sciences Inc. to focus on early drug development and was spun off as an independent company in June 2006. Under the terms of the agreement, Teva paid a cash purchase price of $412 million, including acquisition expenses, funded from its internal resources.

This transaction was accounted for by the purchase method. The consideration for the acquisition was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumed as of February 21, 2008, based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers. The Company has not finalized the allocation of the purchase price to the net assets acquired in this acquisition.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The results of operations of CoGenesys have been included in the consolidated statements of income commencing March 1, 2008. An amount of $382 million was allocated to research and development in process, representing an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the merger, have not reached technological feasibility and have no alternative future use. This amount was charged to operating expenses upon acquisition, in accordance with generally accepted accounting principles.

Research and development in process related to five research and development projects that had passed the feasibility stage. These drug development projects are still in clinical trials and were valued using the Income Approach, specifically the Multi-Period Excess Earnings Method.

2)	Acquisition of Bentley Pharmaceuticals, Inc.

On March 31, 2008, Teva announced a definitive agreement to acquire Bentley Pharmaceuticals, Inc (“Bentley”), a publicly traded New York Stock Exchange listed company with operations principally in Spain.

On July 22, 2008, Teva completed its acquisition of Bentley. At closing, Bentley consisted solely of its generic pharmaceutical operations. The aggregate purchase price paid by Teva was approximately $360 million in cash, or approximately $14.82 per Bentley share.

Bentley manufactures and markets a portfolio of approximately 130 pharmaceutical products in various dosages and strengths, as both branded and generic products, to physicians, pharmacists and hospitals. Bentley markets its products primarily in Spain, but also sells generic pharmaceuticals in other parts of the European Union.

b. Termination of agreements:

Under agreements entered into by Teva and Sanofi-Aventis, the sale and distribution, in North America, Europe and certain other countries, of Copaxone®, an innovative product of the Company for the treatment of multiple sclerosis, have been carried out by Sanofi-Aventis. Under the agreements, certain sales and marketing costs incurred by Teva were reimbursed by Sanofi-Aventis. Such reimbursements were recorded as a reduction of selling, general and administrative expenses.

Marketing of Copaxone® in the U.S. and Canada is done by Teva under the name “Teva Neuroscience.” In the core European countries, Copaxone® is jointly marketed by Teva and Sanofi-Aventis.

In April 2008, Teva took over the U.S. and Canadian distribution of Copaxone®. Under the terms of the agreements, Sanofi-Aventis is entitled to payment by Teva of previously agreed-upon termination consideration of 25% of the in-market sales of Copaxone® in the U.S. and Canada for an additional two-year period.

Commencing in 2010, but mainly by February 2012, Teva expects to take over the distribution of Copaxone® in Europe and other territories covered under these agreements, at which time Sanofi-Aventis will be entitled to pre-agreed termination payments for a period of two years, after which these agreements with Sanofi-Aventis will terminate.

NOTE 6 – Inventories:

Inventories consisted of the following:

	June 30, 2008	December 31, 2007
	U.S. $ in millions
	Unaudited	Audited
Raw and packaging materials	$759	$663
Products in process	427	330
Finished products	1,674	1,417

	2,860	2,410
Materials in transit and payments on account	47	30

	$2,907	$2,440

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 7 – Revenue recognition:

Revenue is recognized when title and risk and rewards for the products are transferred to the customer, with provisions for estimated chargebacks, returns, customer volume rebates, discounts and shelf stock adjustments established concurrently with the recognition of revenue, and deducted from sales.

Provisions for chargebacks, returns, rebates and other promotional items are included in “sales reserves and allowances” under current liabilities. Provision for doubtful debts and prompt payment discounts are netted against “Accounts receivable.”

The calculation is based on historical experience and the specific terms in the individual agreements. Chargebacks are the largest component of sales reserves and allowances. Provisions for estimating chargebacks are determined using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Shelf stock adjustments are granted to customers based on the existing inventory of a customer following actual or anticipated decreases in the invoice or contract price of the related product. Where there is a historical experience of Teva’s agreeing to customer returns, Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

NOTE 8 – Comprehensive income:

Comprehensive income is as follows:

	Three months ended June 30,		Six months ended June 30,
	U.S. $ in millions
	2008	2007	2008	2007
Net income	$539	$515	$686	$857
Other comprehensive income, net of tax:
Unrealized gain (loss) from available-for-sale securities, net of tax	(54)	9	(128)	16
Reclassification adjustment on available-for-sale securities, net of tax*	36	—	82	—
Currency translation adjustment, net of tax	145	111	736	154

	$666	$635	$1,376	$1,027

*	Represents mainly the unrealized loss on marketable securities valued using Level 3 inputs, which was considered other than temporary and charged to the statement of income.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 9 – Financial information by business segment:

a. Financial data relating to reportable operating segments:

	Pharmaceutical	API*	Total
	U.S. $ in millions
Three months ended June 30, 2008:
Net sales:
To unaffiliated customers	$2,667	$156	$2,823
Intersegment	—	296	296

Total net sales	$2,667	$452	$3,119

Operating income	$503	$208	$711

Depreciation and amortization	$91	$28	$119

Three months ended June 30, 2007:
Net sales:
To unaffiliated customers	$2,243	$143	$2,386
Intersegment	**	191	191

Total net sales	$2,243	$334	$2,577

Operating income	$616	$123	$739

Depreciation and amortization	$105	$22	$127

Six months ended June 30, 2008:
Net sales:
To unaffiliated customers	$5,086	$309	$5,395
Intersegment	—	653	653

Total net sales	$5,086	$962	$6,048

Operating income***	$596	$469	$1,065

Depreciation and amortization	$187	$53	$240

Six months ended June 30, 2007:
Net sales:
To unaffiliated customers	$4,175	$291	$4,466
Intersegment	**	380	380

Total net sales	$4,175	$671	$4,846

Operating income	$971	$248	$1,219

Depreciation and amortization	$215	$44	$259

*	Active pharmaceutical ingredients.
**	Represents an amount of less than $1 million.
***	Operating income for the six months ended June 30, 2008 of the pharmaceutical segment included $382 million for the acquisition of research and development in process.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

b. Following is a reconciliation of operating income and assets of the reportable segments to the data included in the condensed consolidated financial statements:

	Three months ended June 30,		Six months ended June 30,
	U.S. $ in millions
	2008	2007	2008	2007
Total operating income:
Reportable segments	$711	$739	$1,065	$1,219
Amounts not allocated to segments:
Profits not yet realized	(47)	(49)	(61)	(47)
General and administration expenses	(7)	(49)	(36)	(82)
Other expenses	(19)	(4)	(33)	(7)
Financial expenses - net	(28)	(8)	(85)	(36)

Consolidated income before income taxes	$610	$629	$850	$1,047

NOTE 10 – Recently adopted accounting pronouncements:

Effective January 1, 2008, the Company adopted Emerging Issues Task Force (EITF) Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities. Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the services are performed, or when the goods or services are no longer expected to be provided. The Company’s adoption of EITF No. 07-3 did not have a material effect on the Company’s consolidated financial statements.

Effective January 1, 2008, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, which permits an entity to measure certain financial assets and financial liabilities at fair value. The Company chose not to elect the fair value option for its financial assets and liabilities existing at January 1, 2008, and did not elect the fair value option on financial assets and liabilities transacted in the six months ended June 30, 2008. Therefore, the adoption of SFAS No. 159 had no impact on the Company’s consolidated financial statements.

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements, for financial assets and liabilities carried at fair value. This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. On November 14, 2007, the FASB agreed to a one-year deferral for the implementation of SFAS No. 157 for non-financial assets and liabilities. The Company’s adoption of SFAS No. 157 did not have a material effect on the Company’s consolidated financial statements for financial assets and liabilities and any other assets and liabilities carried at fair value. (Refer to note 3.) The Company is currently assessing the impact of SFAS No. 157 for non-financial assets and liabilities on its consolidated financial statements.

NOTE 11 – Recently issued accounting pronouncements:

In May 2008, the FASB issued Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (the “FSP”), which clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion. The FSP requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer’s nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. The FSP requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in our consolidated statement of operations. The FSP requires retroactive application to the terms of instruments as they existed for all periods presented. The FSP is effective for us as of January 1, 2009 and early adoption is not permitted. The adoption of this FSP will primarily affect the accounting for our 0.25% Senior Convertible Debentures due 2026 and 1.75% Senior Convertible Debentures due 2026 and will result in increased interest expense of approximately $28

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

million in 2009, and a negligible effect on diluted earnings per share. The retroactive application of this FSP to years 2006 through 2008 will result in increased annual interest expense of approximately $47 million, $54 million and $30 million in years 2006, 2007 and 2008, respectively.

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets”, (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions on legal and contractual provisions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of FSP 142-3 on its consolidated financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, as an amendment to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The fair value of derivative instruments and their gains and losses will need to be presented in tabular format in order to present a more complete picture of the effects of using derivative instruments. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of adopting this pronouncement.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (“FAS 141R”), “Business Combinations”. FAS 141R provides revised guidance on how acquirers recognize and measure the consideration, identifiable assets acquired, liabilities assumed, contingencies, non-controlling interests and goodwill acquired in a business combination, and expands disclosure requirements surrounding the nature and financial effects of business combinations. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and amortized over its useful life and assessed for impairment where relevant; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; the consideration in shares would be valued at closing date. Early adoption is not permitted. As applicable to Teva, this statement will be effective, on a prospective basis, as of the year beginning January 1, 2009. The Company believes that the adoption of FAS 141R will not have an impact on its consolidated financial statements; however, if the Company consummates business combinations after the adoption of SFAS No. 141(R), this could significantly impact the consolidated financial statements as compared to recent acquisitions, accounted for under existing GAAP requirements, due to the changes described above.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin 51” (“FAS 160”), which establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2009. Teva believes that the adoption of FAS 160 will not have a material impact on its consolidated financial statements.

NOTE 12 – Commitments and contingencies:

General

From time to time, Teva and its subsidiaries are subject to legal claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to patent litigation. Teva believes it has meritorious defenses to the actions to which it is a party and expects to pursue vigorously the defense of each of the ongoing actions, including those described below. Based upon the status of these cases, the advice of counsel, management’s assessment of such cases and potential exposure involved relative to insurance coverage, except as otherwise noted below, no provision has been made in Teva’s financial statements for any of such actions. Teva believes that none of the proceedings described below will have a material adverse effect on its financial condition; however, if one or more of such proceedings were to result in judgments against Teva, such judgments could be material to its results of operations in a given period.

From time to time, Teva seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain approval for most generic products prior to the expiration of the originator’s patent(s), Teva must challenge the patent(s) under the procedures set forth in the Hatch-Waxman Act of 1984, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003. To the extent that it seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent(s). Teva may also be involved in patent litigation involving the extent to which alternate manufacturing process

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

techniques may infringe originator or third-party process patents. Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva. Although the underlying generic industry legislation, as well as the patent law, is different in other countries where Teva does business, from time to time Teva is also involved in litigation regarding corresponding patents in those countries. Except as described below, Teva does not have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such patent infringement cases. However, if Teva were to be required to pay damages in any such case, courts would generally calculate the amount of any such damages based on a reasonable royalty or lost profits of the patentee. If damages were determined based on lost profits, the amount would be related to the sales of the branded product. In addition, the launch of an authorized generic and other generic competition may be relevant to the damages estimation.

Teva’s business inherently exposes it to potential product liability claims. Teva believes that it maintains product liability insurance coverage in amounts and with provisions that are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceutical products that are not covered by insurance and accordingly may be subject to claims that are not covered by insurance as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims.

Intellectual Property Proceedings

In May 2003, Teva commenced sales of its 7.5 mg and 15 mg moexipril hydrochloride tablets, which are AB-rated to Schwarz Pharma’s Univasc® tablets. Univasc® had annual sales of approximately $57 million for the twelve months ended March 2003, based on IMS data. Teva had previously obtained summary judgment of non-infringement as to one patent, but that decision was later vacated on appeal. Following Schwarz Pharma’s filing of a motion for preliminary injunction, Teva entered into an agreement with Schwarz in September 2004 whereby Teva agreed to suspend all manufacturing and selling of its moexipril hydrochloride tablets pending the outcome of litigation between the two companies in the United States District Court for the District of New Jersey, patent expiration or a court order. In January 2005, the District Court granted Schwarz Pharma summary judgment of infringement of all claims, and in January 2006, the Court granted Teva’s motion to vacate that summary judgment decision with respect to certain of the asserted claims. Trial is scheduled to commence on September 29, 2008. In Teva’s related quinapril case, the District Court upheld the validity of the patent on November 29, 2007, and on July 1, 2008, Teva’s appeal of that decision was dismissed. The patent at issue expired on February 24, 2007, and Teva has resumed sales of its moexipril hydrochloride tablets. Were Schwarz Pharma ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages. A provision for this matter has been included in the financial statements. Also, in January 2005, Pfizer sued both Ranbaxy and Teva on the same patent at issue in the above-noted litigations in relation to Ranbaxy’s quinapril product, which Teva distributed for Ranbaxy pursuant to an agreement between the parties. On June 23, 2008, the quinapril litigation was dismissed pursuant to the terms of a settlement agreement.

In October 2004, Alpharma and Teva launched their 100 mg, 300 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic versions of Pfizer’s anticonvulsant Neurontin® capsules and tablets, which had annual sales of approximately $2.7 billion for the twelve months ended September 2004, based on IMS data. Teva’s subsidiary Ivax also launched its non-AB rated tablets in August 2004 and its AB-rated capsules and tablets in March and April 2005, respectively. In August 2005, the United States District Court for the District of New Jersey granted summary judgment in favor of Teva, Alpharma and Ivax. On September 21, 2007, the Federal Circuit reversed the summary judgment decision and remanded the case for further proceedings. A trial has not been scheduled. The patent at issue expires in 2017. Were Pfizer ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages and be enjoined from selling its gabapentin products. Pursuant to the terms of the agreement with Alpharma, were Pfizer to be successful in its allegation of patent infringement against Alpharma, Teva may also be required to pay damages related to a portion of the sales of Alpharma’s gabapentin products.

In September and November 2004, Teva commenced sales of Impax Laboratories’ 20 mg and 10 mg omeprazole delayed release capsules, respectively, which are AB-rated to AstraZeneca’s Prilosec® capsules. Prilosec® had sales for the 10 mg capsule

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

of $30 million and 20 mg capsule sales of approximately $532 million, both for the twelve months ended June 2004, based on IMS data. As provided for in a strategic alliance agreement between Impax and Teva, the parties agreed to certain risk-sharing arrangements relating to the omeprazole launch. Trial in the United States District Court for the Southern District of New York of AstraZeneca’s patent infringement litigation against Impax relating to its omeprazole capsules concluded in June 2006. Following the expiration of the patent on April 20, 2007, the District Court issued a trial opinion on May 31, 2007 in which it found that Impax’s omeprazole capsules infringed two formulation patents and that those patents were valid. Oral argument on Impax’s appeal of the District Court’s decision was heard on May 6, 2008. A separate litigation against Teva with respect to the launch of omeprazole capsules was stayed. Were AstraZeneca ultimately to be successful in its allegation of patent infringement, Teva and Impax could be required to pay damages related to a portion of the sales of Impax’s omeprazole capsules.

In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated to Aventis Pharmaceuticals’ Allegra® tablets. Allegra® tablets had annual sales of approximately $1.4 billion for the twelve months ended June 2005, based on IMS data. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, two API patents and one polymorph patent at issue in the litigation. The latest of these patents expires in 2017. Teva has obtained summary judgment as to each of the formulation patents. In November 2006, the Federal Circuit affirmed the District Court’s denial of Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and on one of the API patents, finding that patent likely to be not infringed. A trial has not been scheduled. Teva and/or its API supplier are also involved in patent litigation in Canada, Italy and Israel with respect to this product. Were Aventis ultimately to be successful in its allegation of patent infringement, Teva and Barr could be required to pay damages related to a portion of the sales of Teva’s fexofenadine tablets and be enjoined from selling those products.

In May 2007, Teva commenced sales of its 300 mg cefdinir capsule product and 125 mg/5 ml and 250 mg/5 ml cefdinir powder for oral suspension products. Cefdinir capsules and cefdinir for oral suspension are the AB-rated generic versions of Abbott’s antibiotic Omnicef®, which had annual sales of approximately $860 million for the twelve months ended December 2006, based on IMS data. Teva is in litigation with Abbott in the United States District Court for the Northern District of Illinois with respect to a polymorph patent that expires in 2011. On May 3, 2007, the Court denied Abbott’s motion for a preliminary injunction, finding that Abbott was not likely to prevail on the merits as to Teva’s noninfringement defense, based on the record before the Court. Oral argument on Abbott’s appeal of the denial of the preliminary injunction was heard on May 7, 2008. Were Abbott ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to sales of its cefdinir products and be enjoined from selling those products.

In May 2007, Teva commenced sales of its amlodipine besylate/benazepril capsules, 2.5mg/10mg, 5mg/10mg, 5mg/20mg, and 10mg/20mg. Amlodipine besylate/benazepril capsules are the AB-rated generic versions of Novartis’ Lotrel®, which had annual sales of approximately $1.4 billion for the twelve months ended March 2007, based on IMS data. On June 11, 2007, the United States District Court for the District of New Jersey denied Novartis’ motion for a preliminary injunction, finding that Novartis was not likely to succeed on its allegations of infringement. The patent at issue expires in 2017. A trial date has not been scheduled. Were Novartis ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages related to sales of its amlodipine besylate/benazepril capsules and be enjoined from selling those products.

In September 2007, Teva commenced sales of its famciclovir tablets, 125 mg, 250 mg and 500 mg. Famciclovir tablets are the AB-rated generic versions of Novartis’ Famvir®, which had annual sales of approximately $200 million for the twelve months ended June 2007. On September 5, 2007, the United States District Court for the District of New Jersey denied Novartis’ motion for a preliminary injunction, finding that Novartis was not likely to prevail on the merits as to Teva’s invalidity and inequitable conduct defenses, based on the record before the Court. On June 9, 2008, the Federal Circuit denied Novartis’ appeal of the denial of the preliminary injunction. A trial date has not been scheduled. Were Novartis ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to the sale of its famciclovir tablets and be enjoined from selling those products.

In December 2007, Teva commenced sales of its pantoprazole sodium tablets, 20 mg and 40 mg. Pantoprazole sodium tablets are the AB-rated generic versions of Wyeth’s Protonix®, which had annual sales of approximately $2.5 billion for the twelve months ended September 2007, based on IMS data. On September 6, 2007, the United States District Court for the District of New Jersey denied Wyeth/Altana’s motion for a preliminary injunction, finding that Wyeth/Altana was not likely to prevail on the merits as to Teva’s invalidity defense, based on the record before the Court. Oral argument on Wyeth/Altana’s appeal of the denial of the preliminary injunction was heard on June 3, 2008. The patent at issue expires in 2010. A trial date has not been scheduled. Were Wyeth/Altana ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to the sale of its pantoprazole sodium tablets and be enjoined from further selling those products.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

On July 11, 2008, Teva learned that Sandoz Inc., the U.S. generic drug division of Novartis AG, in conjunction with Momenta Pharmaceuticals, Inc., had filed an ANDA with the FDA for a generic version of Copaxone® (glatiramer acetate) containing Paragraph IV certifications to each of the patents that Teva has listed in the FDA’s Orange Book for the product. The challenged patents, which expire on May 24, 2014, cover the chemical composition of Copaxone®, pharmaceutical compositions containing it, and methods of using it. Teva is committed to vigorously defending its intellectual property rights against infringement wherever they are challenged. Teva intends to file a lawsuit for patent infringement against Sandoz within the 45-day period provided under the Hatch-Waxman legislation. The lawsuit will trigger a stay of any FDA approval of the Sandoz ANDA until the earlier of the expiration of a period of 30 months or a district court decision in Sandoz’s favor.

Commercial Matters

In April 2004, Rhodes Technologies and Napp Technologies (“Rhodes/Napp”) filed a complaint in Massachusetts Superior Court, seeking an equal share of the value to Teva of the settlement of certain claims between GlaxoSmithKline and Teva relating to Teva’s nabumetone products. The allegations are based upon the termination of a nabumetone API supply agreement between Teva and Rhodes/Napp. Teva originally assessed the value of the product rights received in connection with the settlement at $100 million and subsequently recorded impairment charges of $52 million in the aggregate relating to this product. Oral argument on the parties’ cross-motions for summary judgment was held in April 2006. On April 5, 2007, the Court granted Teva’s motion for summary judgment, dismissing Rhodes/Napp’s claims against Teva. Rhodes/Napp has filed its Notice of Appeal.

Environmental Matters

Teva’s subsidiaries, including those in the United States and its territories, are party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as the Superfund law, or other national, federal, provincial or similar state and local laws imposing liability for the investigation and remediation of releases of hazardous substances and for natural resource damages. These proceedings seek to require the generators of hazardous wastes disposed of at a third-party site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the sites or to pay for such activities and any related damages to natural resources. Teva has been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s facilities or former facilities that may have adversely impacted a site. In each case, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other equitable factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation and cleanup have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying its share, but the amounts have not been, and are not expected to be, material. Teva has taken an active role in identifying these costs, which do not include reductions for potential recoveries of cleanup costs from insurers, former site owners or operators. While it is not feasible to predict the outcome of many of these proceedings, Teva believes that they should not ultimately result in any liability that would have a material adverse effect on its financial position, results of operations or liquidity and capital resources.

Competition, Pricing and Regulatory Matters

In April 2006, Teva was sued, along with Cephalon, Inc., Barr Laboratories, Inc., Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc., in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges generally that the settlement agreements entered into between the different generic pharmaceutical companies and Cephalon, in their respective patent infringement cases involving finished modafinil products (the generic version of Provigil®), were unlawful because the settlement agreements resulted in the exclusion of generic competition. The case seeks unspecified monetary damages, attorneys’ fees and costs. The case was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

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(Unaudited)

the product, by an individual indirect purchaser of the product and by Apotex, Inc. The cases seek various forms of injunctive and monetary relief, including treble damages and attorneys’ fees and costs. On February 13, 2008, following an investigation of these matters, the Federal Trade Commission (“FTC”) sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition. The FTC’s complaint does not name Teva as a defendant.

Teva Pharmaceuticals USA, Inc. (“Teva USA”) is a defendant, along with Biovail Corp. and Elan Corporation, plc, in several civil actions currently pending in the United States District Court for the District of Columbia. The cases allege generally that arrangements between Biovail and Elan relating to sales of nifedipine cc extended release tablets, in connection with which Teva USA acted as a distributor for Biovail, were unlawful under the federal antitrust laws. The challenged arrangements were previously the subject of a consent decree entered into by the FTC with Biovail and Elan, to which Teva USA was not a party. The complaints seek unspecified monetary damages, attorneys’ fees and costs. Four of the cases were brought on behalf of alleged classes of persons who allegedly purchased nifedipine cc extended release tablets made by Elan or Biovail in the United States directly from Teva USA; two of the cases were brought individually by alleged direct purchasers.

In February 2003, two motions requesting permission to institute a class action were filed on behalf of all Quebec citizens in the Superior Court for the Province of Quebec against all major Canadian generic drug manufacturers, including Novopharm, Teva’s Canadian subsidiary. The claimants seek damages based on alleged marketing practices of generic drug manufacturers in the Province of Quebec. In January 2006, the Court denied the motions to authorize the class action and dismissed the matters. The claimants’ appeal of that ruling was denied in May 2008 by the Quebec Court of Appeal. The claimants have until August 22, 2008 to file an appeal with the Supreme Court of Canada.

Together with many other pharmaceutical manufacturers, Teva and/or its subsidiaries in the United States, including Teva USA, Sicor Inc. (“Sicor”) and Ivax (collectively, the “Teva parties”), are defendants in a number of cases pending in state and federal courts throughout the country that relate generally to drug price reporting by manufacturers. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs.

Class actions and other cases have been filed against over two dozen pharmaceutical manufacturers, including Sicor, regarding allegedly inflated reimbursements or payments under Medicare or certain insurance plans. These cases were consolidated under the federal multi-district litigation procedures and are currently pending in the United States District Court for the District of Massachusetts (the “MDL”). On March 7, 2008, the “Track 2” defendants in the MDL, including Sicor, entered into a settlement agreement to resolve the MDL. The court granted preliminary approval of the amended MDL settlement on July 3, 2008, and a final fairness hearing is scheduled for December 16, 2008. Separately, a purported class action is pending in Arizona. Sicor is also a defendant in an action brought under the federal False Claims Act, but has not yet been served with the complaint. This matter is under seal and includes many of the same defendants as the MDL. A provision for these matters, including Sicor’s share of the MDL settlement payment, has been included in the financial statements.

A number of state attorneys general, approximately 47 counties in New York and the City of New York have also filed various actions relating to drug price reporting. The Teva parties (either collectively or individually) are currently involved in one or more actions relating to reimbursements under Medicaid or other programs in the following 17 states: Alabama, Alaska, Arizona, Florida, Hawaii, Idaho, Illinois, Iowa, Kentucky, Massachusetts, Mississippi, Missouri, New York, South Carolina, Texas, Utah and Wisconsin. In addition to its action relating to its Medicaid program, the State of South Carolina has brought an action in the South Carolina state courts on behalf of its state health plan. In May 2008, the United States District Court for the District of Massachusetts unsealed a drug pricing action against several generic pharmaceutical companies, including various Teva parties. The action was filed by a private party pursuant to the federal False Claims Act, and it alleges, on behalf of the federal government, drug pricing claims arising from the federal government’s contributions to the various state Medicaid programs. According to the complaint, the federal government declined to intervene in the litigation. The foregoing drug pricing cases, which seek unspecified amounts in money damages, civil penalties, treble damages, attorneys fees, and/or administrative, injunctive, equitable or other relief, are at various stages of litigation, and the Teva parties continue to defend them vigorously.

IVAX Pharmaceuticals, Inc. (“IPI”) has entered into an agreement with the Office of the United States Attorney for the District of Massachusetts (the “U.S. Attorney” or the “Office”) to further toll the criminal and civil statute of limitations while that Office and the Civil Division of the Department of Justice pursue an investigation of allegations that IPI caused others to file false or tainted claims for Medicare and/or Medicaid reimbursement, in violation of law, by directly or indirectly offering or paying remuneration to customers, including but not limited to Omnicare, Inc., to induce such parties to recommend, prescribe or purchase IPI’s products. IPI is cooperating in the investigation. On April 10, 2008, the U.S. Attorney advised IPI’s counsel that

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

criminal charges would not be brought against IPI at that time and that the Criminal Division of the Office is no longer investigating the Company. The Civil Divisions of the Office and the Department of Justice are, however, continuing their investigation into potential violations of the False Claims Act. Teva is unable to assess at this time whether IPI has any liability in connection with the potential civil claims. If IPI were found liable for any such claims, a court could impose substantial fines, treble damages, penalties and/or injunctive or administrative remedies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis contains forward-looking statements which express the beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra®, Neurontin®, Lotrel® and Protonix®, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva’s ability to successfully identify, consummate and integrate acquisitions, including the integration of CoGenesys, Inc. and Bentley Pharmaceuticals Inc. and the consummation of the pending acquisition of Barr Pharmaceuticals, Inc. and the achievement of expected synergies and other benefits of the transaction, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to publicly update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2007. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Results of Operations

Comparison of Three Months Ended June 30, 2008 to Three Months Ended June 30, 2007

General

Teva’s net sales for the second quarter of 2008 reached $2.8 billion, an increase of 18% over the comparable quarter of 2007. Net income for the quarter reached $539 million, compared to $515 million in the comparable quarter of 2007.

Highlights of the second quarter included the following:

•

Sales increased by $437 million, which is attributed to: Teva’s assumption of the distribution activities of Copaxone® in North America and consequently recording 100% of Copaxone® in-market sales in North America, as opposed to over 50% in previous quarters, that contributed $158 million; impact of currencies of $138 million; and organic growth of $141 million (6% over the comparable quarter in 2007).

•

Slightly lower U.S. generic sales (by 3%) in comparison with the second quarter of 2007, reflecting the successful launches of budeprion XL and risperidone, which were offset by the reduction in sales of amlodipine/benazepril, which was launched in the second quarter of 2007, and oxycodone, sales of which ceased in January 2008.

•

Sales of other significant products in the U.S. that were not sold in the comparable quarter, including alendronate and famciclovir. In addition, limited amounts of pantoprazole were sold in the second quarter to re-supply selected customers.

•

25% growth in European pharmaceutical sales, which reflects primarily currency appreciation, increased sales in certain Central and Eastern European (CEE) countries, as well as in France and Hungary, and increased Copaxone® sales.

•

Record in-market sales of Copaxone®, which increased 29% over the comparable quarter of 2007, with unit growth accounting for approximately 40% of the increase and price increases and exchange rate differences accounting for the balance.

•	R&D expenditures, as a percentage of sales, increased from 5.7% to 7.0%, in line with Teva’s strategy to increase its R&D spending to a run rate of approximately 7.5% of sales by the end of 2008.

•

The change in the relationship between Teva and Sanofi-Aventis in connection with the distribution rights of Copaxone® in North America, resulted in higher gross profit margins of 53.3% of sales, but also with increased SG&A levels of 23.7%, a substantially higher level than in previous quarters.

•

The change in the relationship with Sanofi-Aventis reduced operating margins by 1.6% when compared to the comparable quarter, and currencies appreciation against the U.S. dollar (primarily the Euro, Israeli Shekel and Canadian dollar) reduced operating margins by an additional 1.8%.

•	Net income was the second highest ever achieved in Teva and was 5% higher than in the second quarter of 2007.

•	Record cash flow from operating activities of $806 million.

•

A significantly lower tax rate this quarter of 11% of pre-tax income compared with 18% in the comparable quarter, reflecting Teva’s current estimate of the annual tax rate for 2008 which is 13% of pre-tax adjusted income.

The following table sets forth certain financial data presented as a percentage of net sales and the percentage change, for the periods indicated.

	Percentage of Net Sales Three Months Ended June 30		Period to Period Percentage Change
	2008	2007
Net sales	100.0%	100.0%	18%
Gross profit	53.3	52.1	21%
Research and development expenses	7.0	5.7	45%
Selling, general and administrative expenses	23.7	19.7	43%
Operating income	22.6	26.7	0%
Financial expenses—net	1.0	0.3	250%
Income before income taxes	21.6	26.4	(3)%
Net income	19.1	21.6	5%

Subsequent Events

Agreement to Acquire Barr Pharmaceuticals, Inc.

On July 17, 2008, Teva signed a definitive agreement under which Teva agreed to acquire Barr Pharmaceuticals, Inc., the fourth largest generic drug company worldwide, for total consideration of approximately $7.5 billion (comprised of approximately $4.5 billion in cash and approximately $3.0 billion in Teva shares) plus the assumption of net debt of approximately $1.5 billion. Under the terms of the agreement, each share of Barr common stock will be converted into $39.90 in cash and 0.6272 Teva shares. Teva expects the transaction to close in late 2008 and to become accretive to earnings in the fourth quarter after closing. Closing of the transaction is subject to various conditions, including antitrust approvals and approval of Barr stockholders.

This acquisition is expected to further enhance Teva’s leadership position in the U.S. and to significantly strengthen its position in key EU and CEE markets. The combined company will have a global platform unmatched in the generics industry, operate directly in more than 60 countries and employ approximately 37,000 people worldwide.

The companies’ highly complementary product offerings and development pipelines will extend Teva’s generic and proprietary offerings for customers globally. By adding development resources and breadth to Teva’s product portfolio and pipeline, particularly the Paragraph IV and first to file opportunities, Teva will bring more products to market while increasing access to affordable medicines. The transaction also bolsters Teva’s specialty pharmaceutical platform through the addition of Barr’s substantial women’s health portfolio to Teva’s respiratory franchise, further enhancing Teva’s balanced business model.

Bentley Acquisition

On July 22, 2008, Teva closed its previously announced acquisition of Bentley Pharmaceuticals, Inc (“Bentley”), a publicly traded New York Stock Exchange listed company with generic pharmaceutical operations principally in Spain. The aggregate purchase price paid by Teva was approximately $360 million in cash, or approximately $14.82 per Bentley share. Bentley manufactures and markets a portfolio of approximately 130 pharmaceutical products in various dosages and strengths, as both branded and generic products, to physicians, pharmacists and hospitals. Bentley markets its products primarily in Spain, but also sells generic pharmaceuticals in other parts of the European Union.

Sales – General

Consolidated sales for the three months ended June 30, 2008 reached $2,823 million, an increase of 18% over the comparable quarter of 2007. Growth in sales occurred across many of our businesses, regions and products, with approximately 6% of that growth resulting from the strengthening of various currencies (mainly European) against the U.S. dollar.

Sales By Geographical Areas

	U.S. Dollars In Millions Second Quarter,		Percent Change 2008 from 2007	% of 2008
	2008	2007
North America	1,573	1,416	11%	56%
Europe*	814	653	25%	29%
International	436	317	38%	15%

Total	2,823	2,386	18%	100%

*	All members of the European Union as well as Switzerland and Norway.

Sales By Business Segments

	U.S. Dollars In Millions Second Quarter,		Percent Change 2008 from 2007	% of 2008
	2008	2007
Pharmaceuticals	2,667	2,243	19%	94%
A.P.I. *	156	143	9%	6%

Total	2,823	2,386	18%	100%

*	Third party sales only.

Pharmaceutical Sales

Teva’s consolidated pharmaceutical sales during the three months ended June 30, 2008 were $2,667 million, or 94% of net sales, and represented an increase of 19% over the second quarter of 2007. The following table shows the geographic breakdown of these sales:

Pharmaceutical Sales

	U.S. Dollars In Millions Second Quarter,		Percent Change 2008 from 2007	% of 2008
	2008	2007
North America	1,505	1,341	12%	56%
Europe*	762	610	25%	29%
International	400	292	37%	15%

Total	2,667	2,243	19%	100%

*	All members of the European Union as well as Switzerland and Norway.

North America

Pharmaceutical sales in North America for the three months ended June 30, 2008 reached $1,505 million, an increase of 12% over the comparable quarter of 2007. This increase was a result of the following factors:

•

Slightly lower U.S. generic sales (by 3%) in comparison with the second quarter of 2007, reflecting the successful launches of budeprion XL and risperidone, which were offset by the reduction in sales of amlodipine/benazepril, which was launched in the second quarter of 2007, and oxycodone, sales of which ceased in January 2008.

•

Sales of other significant products that were not sold in the comparable quarter, including alendronate and famciclovir. In addition, limited amounts of pantoprazole were sold in the second quarter to re-supply selected customers.

•

The assumption of the distribution activities of Copaxone® in North America by Teva which increased sales by $158 million this quarter. Teva benefited from record in-market sales of Copaxone® in the U.S. primarily due to a 12.5% price increase in February 2008, as well as modest unit growth.

•

Lower sales in Teva’s U.S. respiratory business mainly due to a slower transition from CFC based to HFA based products in the market. The HFA market share remained at 60% of total market while CFC accounted for the remaining 40%. The CFC conversion is expected to accelerate in the fourth quarter of this year as retailers are expected to cease selling CFC inventory or become subject to fines.

Teva has expanded its leading market share in the U.S. among all pharmaceutical companies—both generic and brand—to 12.6% of total prescriptions.

During the second quarter of 2008, Teva launched nine new products and sold generic versions of the following branded products in the U.S. that were not sold in the comparable quarter of 2007 (listed in order of launch dates): propofol (Teva label) (Diprivan®), ondansetron ODT (Zofran®), ondansetron tabs (Zofran®), terbinafine (Lamisil®), amlodipine besylate (Norvasc®), ifosfamide (Ifex®), doxorubicin (Adriamycin®), epirubicin (Ellence®), famciclovir (Famvir®), carvedilol (Coreg®), fosphenytoin (Cerebyx®), ciclopirox (Penlac®), quinapril (Accupril®), ceftriaxone (Rocephin®), pantoprazole (Protonix®), granisetron tabs (Kytril®), granisetron HCI (Kytril®), ipratropium bromide/albuterol sulfate (Indocin®), oxytocin (Pitocin®), alendronate (Fosamax®), griseofulvin (Grifulvin V®), oxcarbazepine (Trileptal®), irinotecan HCl (Camptosar®), ciprofloxacin bag (Cipro®), epoprostenol sodium (Flolan®), ropinerole HCl (Requip®), Selfemra™ (fluoxetine) (Sarafem®), cetirizine (Zyrtec®), Budeprion (bupropion HCl ER 300mg) (Wellbutrin XL®), zaleplon (Sonata®), ramipril (Altace®) and risperidone (Risperdal®).

The following is a listing of the abbreviated new drug application (“ANDA”) approvals Teva received from the FDA during the second quarter of 2008:

Product	Form	Approval Date	Brand Name	Annual Brand Sales ($’s MM)
Ropinirole	Tablets	5/05/08	Requip®	518
Selfemra™(Fluoxetine)	Capsules	5/20/08	Sarafem®	39
Cetirizine HCl	Syrup	5/27/08	Zyrtec®	1,153
Zaleplon	Capsules	6/06/08	Sonata®	88
Almotriptan Maleate*	Tablets	6/09/08	Axert®	65
Valsartan*	Tablets	6/10/08	Diovan®	1,462
Ramipril	Capsules	6/18/08	Altace®	933
Granisetron	Injection	6/30/08	Kytril®	40
Risperidone	Tablets	6/30/08	Risperdal®	2,619

*	Tentatively approved.

Teva expects that its sales in North America will continue to be fueled by its strong U.S. generic pipeline, which, as of July 23, 2008, included 149 product applications awaiting final FDA approval, including 41 tentative approvals. The branded products covered by these applications had annual U.S. sales of approximately $93 billion. Of these applications, approximately 88 were “Paragraph IV” applications. Teva believes it is the first to file on 50 of these 88 applications, whose aggregate annual sales in the U.S. exceeded $39 billion.

Europe

Commencing with the second quarter of 2008, following the parallel organizational restructuring effective April 1, 2008, sales in Central and Eastern European countries that are members of the European Union, which were previously recorded under Teva’s International region, are recorded under Teva’s European region. These countries include Bulgaria, the Czech Republic, Estonia, Latvia, Lithuania, Poland, Romania, Slovakia, Slovenia, Cyprus and Malta. Teva’s European sales already included sales in Hungary. For comparison purposes, International and European sales for the comparable quarter in 2007 have been adjusted as if this change took place effective in the second quarter of 2007.

Teva’s pharmaceutical sales in Europe were $762 million in the second quarter of 2008, an increase of 25% over the second quarter of 2007. Sales benefited from positive currency effects, as well as the following factors:

•	Higher sales in France due to the growth of the local generic market and Teva’s growing share in this market.

•	Higher sales in Hungary, despite price reductions resulting from structural changes in the local market healthcare system.

•	Increased sales in certain CEE countries, including Poland and the Czech Republic.

•	Unfavorable market conditions in the U.K. and Italy, resulting in price declines, and changes in the reimbursement system in the Netherlands, reduced Teva’s generic sales.

•	Increased Copaxone® and Azilect® sales.

•	Lower sales of respiratory products mainly in the U.K. where penetration of Teva’s main HFA based product was slower than anticipated.

As of June 30 2008, Teva had received 512 generic approvals in Europe relating to 90 compounds in 173 formulations, including one EMEA approval valid in all EU member states. In addition, Teva had approximately 3,156 marketing authorization applications pending approval in 30 European countries, relating to 220 compounds in 454 formulations, including three pending applications with the EMEA.

International

Teva’s International group includes countries other than the U.S., Canada, EU member states, Norway and Switzerland. Pharmaceutical sales in those countries were $400 million in the second quarter of 2008, an increase of 37% over the second quarter of 2007, primarily reflecting strong sales in Latin America countries, Israel, Turkey and Russia. Currency fluctuations increased sales by approximately 11%. Teva’s International group generated approximately 46% of its sales in Latin America, 29% in Israel, 16% in non-EU member states in the CEE region and 9% in other countries.

The inflation rate in Venezuela has accelerated in recent months. To the extent that this inflation reaches hyper-inflation levels, it is expected that Teva’s sales and profit generated in this region will be negatively impacted due to the translation of the local reported results into U.S. dollars.

Innovative and Specialty Products

Copaxone®. During the second quarter of 2008, global in-market sales of Copaxone®, Teva’s leading innovative drug, totaled $563 million, an increase of 29% over the comparable quarter of 2007, with unit growth accounting for approximately 40% of the increase and price increases and exchange rate differences accounting for the balance.

This growth was driven by increased sales in the U.S. and substantially increased sales in markets outside the U.S. The growth in U.S. sales was driven primarily by a price increase in February 2008, whereas the increase in sales outside the U.S. was driven by significant unit growth. Markets where unit growth was achieved included Italy, France, Spain, Russia and the U.K. In Canada, Copaxone® became the leading MS therapy. Teva’s assumption of the distribution activities of Copaxone® in North America increased sales by $158 million this quarter compared to the comparable quarter in 2007. The strengthening of foreign currencies against the U.S. dollar also contributed to the sales increase this quarter. U.S. sales accounted for 59% of global Copaxone® sales in the second quarter of 2008, compared with 65% in the comparable quarter of 2007. U.S. in-market sales increased 17% to $332 million, and non-U.S. in-market sales increased 53% to $231 million. Copaxone® continues to be the leading MS therapy in the U.S., with market shares in terms of new and total prescriptions of 38.4% and 35.2%, respectively, according to June 2008 IMS data.

In April 2008, Teva took over the U.S. and Canadian distribution of Copaxone®. Under the terms of the agreements, Sanofi-Aventis is entitled to payment by Teva of previously agreed-upon termination consideration of 25% of the in-market sales in the U.S. and Canada for an additional two-year period, which will be recorded as part of the SG&A. Sanofi-Aventis also ceased to participate in Teva’s Copaxone® sales and marketing expenses in North America that were recorded against SG&A in previous quarters. This change has a positive contribution to Teva’s net sales, gross profit and gross profit margin but an increase in SG&A expenses, resulting this quarter in a small negative effect on operating income of 1.6%.

To date, Copaxone® has been approved for marketing in 51 countries worldwide, including the U.S., Canada, Israel, all EU countries, Switzerland, Australia, Russia, Mexico, Brazil and Argentina.

Azilect®. Azilect® (rasagiline tablets), Teva’s once-daily treatment for Parkinson’s disease and its second innovative drug, continued to establish itself in the U.S. and Europe. Global in-market sales in the quarter reached $42 million compared to $28 million in the second quarter of 2007, an increase of 50%. Azilect® is now available in 29 countries.

Respiratory. Teva’s global respiratory business recorded sales of $168 million in the second quarter of 2008, as compared to sales of $181 million during the second quarter of 2007, a decline of 7%. Lower sales were recorded in all regions, including in the U.S. where the continued slower rate of CFC transition adversely impacted sales, and in the U.K., where penetration of Teva’s main HFA based product was slower than anticipated.

The decrease was also attributable to increased competition in the U.S. short-acting beta agonists (“SABA”) market. During the second quarter of 2008, Teva maintained its overall market leadership with an approximately 56% share of the HFA market, which constitutes approximately 60% of the SABA market in the U.S. As the conversion of CFC is expected to accelerate towards the end of the year, it is expected that Teva’s share of this growing market will decline to approximately 50% due to Teva’s competitors’ much larger sales forces. As required by the FDA and the EPA, sales of CFC-based products by pharmacies and chains will no longer be allowed starting January 1, 2009.

Sales in the second quarter of 2007 benefited from particularly strong demand for Teva’s ProAir® product in advance of an expected shortage in CFC-based products.

Sales of Active Pharmaceutical Ingredients (API)

API sales to third parties reached a new record this quarter of $156 million, an increase of 9% over the second quarter of 2007, partly due to the launch of atorvastatin in Korea. Total API sales, including internal sales to Teva’s pharmaceutical businesses, were $452 million, an increase of 35% over sales during the second quarter of 2007. Internal sales were 55% higher when compared to the second quarter of 2007, primarily as a result of vertically integrated product launches during 2008.

Gross Profit

Gross profit margin reached 53.3% in the second quarter of 2008, compared to 52.1% for the second quarter of 2007 and 51.8% for all of 2007. This increased gross profit margin reflects the recent changes in Teva’s relationship with Sanofi-Aventis in the U.S. and Canada and increased sales of Copaxone®, partially offset by a product mix with lower gross margins.

Research and Development (R&D) Expenses

Net R&D spending for the quarter grew by 45% over the comparable quarter of 2007 and reached $198 million, more than half of which went to generic R&D. This amount of R&D spending represents an increase from 5.7% of net sales in the second quarter of 2007 to 7.0% in this quarter. This higher spending rate is in accordance with Teva’s strategic decision to double R&D output over the next five years. As previously indicated, R&D spending is expected to reach a run rate of 7.5% of sales by the end of 2008. While this higher percentage level is expected to be maintained for several years, it is expected to gradually return to its historical 6% level. Significant increases in R&D spending were recorded in Teva’s generic R&D activities, respiratory products and research efforts directed to biogenerics, including research at Teva Biopharmaceuticals USA (formerly CoGenesys, which was acquired during the first quarter of 2008).

In June 2008, Teva announced the successful completion of ADAGIO, the phase III study designed to demonstrate that Azilect®1 mg tablets can slow the progression of Parkinson’s disease. In the trial, the currently marketed Azilect® 1 mg tablets met all three primary end points, as well as secondary and additional end points, all with statistical significance. The study also confirmed the safety and tolerability of Azilect®. Teva intends to submit these results to the regulatory authorities in the U.S. and Europe. Based on these results, Azilect® could become the first Parkinson’s disease treatment to receive an indication as a pharmaceutical product slowing the progression of Parkinson disease. It is expected to be submitted during the fourth quarter of 2008. Results from the ADAGIO study will be presented at the 12th Congress of European Federation of Neurological Societies (EFNS) on August 26, 2008 in Madrid, Spain and at the American Neurology Association Congress (ANA) in Salt Lake City on September 21, 2008. In addition, the 2 mg dose in the study met two of the three primary end points as well as the secondary end point. The 2 mg dose was also found to be safe and well tolerated.

In June 2008, Teva and Antisense Therapeutics Ltd announced that ATL/TV1102, a novel, anti-sense drug, significantly reduced disease activity in a Phase IIa study in patients with relapsing-remitting multiple sclerosis. Based on these encouraging results, Teva intends to conduct additional pre-clinical and clinical research before continuing to a Phase III study with this molecule.

In July 2008, Teva announced top-line results from a Phase III study designed to assess the efficacy, safety and tolerability of glatiramer acetate (GA) 40mg as compared to the approved Copaxone® 20mg in the treatment of relapsing-remitting multiple sclerosis. The 40mg dose did not demonstrate increased efficacy in reducing the relapse rate; however, the higher dose maintained the favorable safety and tolerability profile of Copaxone® 20mg. Seventy-eight percent (78%) of Copaxone® 20mg treated patients remained relapse-free throughout the study. Moreover, patients that completed one year of treatment with Copaxone® 20mg experienced a very low annualized relapse rate of 0.27. This robust effect was also reflected in a remarkable reduction of inflammatory activity as measured by MRI.

In July 2008, Momenta Pharmaceuticals, Inc. and Sandoz Inc. announced the filing of an ANDA containing a Paragraph IV certification for Copaxone®. Following the receipt of Momenta/Sandoz’s Paragraph IV certification notice, Teva is committed to vigorously defend its intellectual property rights against infringement wherever they are challenged. Teva intends to file a lawsuit for patent infringement against Momenta/Sandoz within the statutory 45 day period. The lawsuit will trigger a stay of the FDA approval of the Momenta/Sandoz ANDA until the earlier of the expiration of a period of 30 months or a district court decision in its favor. Momenta/Sandoz cannot launch a generic version of Copaxone® before it receives final approval of its ANDA from the FDA. Teva believes replicating this formulation would be extremely difficult and presents a significant regulatory challenge.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses, which represented 23.7% of net sales, amounted to $669 million in the second quarter of 2008, as compared to 19.7% of net sales and $469 million in the second quarter of 2007. The substantially higher SG&A expenses are primarily due to increased selling and marketing expenses, in light of the changes in Teva’s relationship with Sanofi-Aventis (as described above), including the payments to Sanofi-Aventis, and the associated lack of participation by Sanofi-Aventis in Teva’s marketing efforts and Teva’s assumption of the distribution of Copaxone® in the U.S. and Canada as of April 1, 2008.

Financial Expenses

Net financial expenses for the second quarter of 2008 were $28 million compared with expenses of $8 million during the comparable quarter of 2007. Net financial expenses for the second quarter of 2008 included a write-down of $25 million in the carrying value of Teva’s portfolio of auction rate securities as a result of what is considered an other than temporary reduction of the fair market value of these securities.

Tax Rate

The provision for taxes for the second quarter of 2008 amounted to $68 million, or 11% of pre-tax income of $610 million. The provision for taxes in the comparable quarter of 2007 was $113 million, or 18% of pre-tax income. This lower quarterly rate is not sustainable and reflects a different product mix and higher vertically integrated product sales in 2008.

Net Income and Share Count

Net income for the quarter ended June 30, 2008 totaled $539 million compared to net income of $515 million in the second quarter of 2007. Diluted earnings per share reached $0.65 for the second quarter of 2008, compared to $0.63 for the second quarter of 2007. Net income as a percentage of sales was 19.1% in the second quarter of 2008, compared to 21.6% in the comparable quarter. The decrease in net income margin is mainly attributable to the changes in Teva’s relationship with Sanofi-Aventis.

For the second quarter of 2008, the share count for the diluted earnings per share calculation was 836 million, as compared to 828 million for the second quarter of 2007. For purposes of calculating Teva’s market capitalization at June 30, 2008, Teva uses approximately 779 million shares. Such number represents ordinary shares outstanding on such date, less shares held by subsidiaries, plus exchangeable shares issuable in connection with the acquisition of Novopharm Ltd.

Comparison of Six Months Ended June 30, 2008 to Six Months Ended June 30, 2007

General

In general, the factors mentioned above that serve to explain quarterly changes on a year-over-year basis are also relevant to a comparison of the results for the six months ended June 30, 2007 and June 30, 2008. Additional factors affecting the six month comparisons are described below.

In the first quarter of 2008, Teva substantially expanded the capabilities of its biogenerics business by acquiring CoGenesys, Inc., a privately held biopharmaceutical company (since renamed Teva Biopharmaceuticals USA, Inc.) with a broad-based biotechnology platform focused on the development of peptide- and protein-based medicines across broad therapeutic categories. Teva regards this acquisition as a strategic one, strengthening its capabilities in the important field of biopharmaceuticals and enabling it to benefit from the experience of CoGenesys’ biotechnology research team, technologies and innovative pipeline. Teva paid $412 million, including acquisition expenses, which was funded from internal resources.

Teva’s net sales for the first six months of 2008 reached $5.4 billion and grew by 21% over the comparable period of 2007. Net income for period reached $686 million, compared to a net income of $857 million in the comparable period of 2007.

The following table sets forth certain financial data presented as a percentage of net sales and the percentage change for the periods indicated.

	Percentage of Net Sales Six Months Ended June 30,		Period to Period Percentage Change
	2008	2007
Net sales	100.0%	100.0%	21%
Gross profit	53.3	51.1	26%
Research and development expenses	7.0	6.1	39%
Selling, general and administrative expenses	21.9	20.7	28%
Acquisition of research and development in process	7.1	—	—
Operating income	17.3	24.3	(14)%
Financial expenses—net	1.6	0.9	136%
Income before income taxes	15.7	23.4	(19)%
Net income	12.7	19.2	(20)%

Sales – General

Sales for the six months ended June 30, 2008 reached $5,395 million, an increase of 21% over the comparable period of 2007, and included a 6% increase resulting from the strengthening of various currencies (mainly European) against the U.S. dollar.

Sales By Geographical Areas

	U.S. Dollars In Millions Six Months Ended June 30,		% Change	% of 2008
	2008	2007
North America	3,006	2,554	18%	56%
Europe*	1,537	1,272	21%	28%
International	852	640	33%	16%

Total	5,395	4,466	21%	100%

* All members of the European Union as well as Switzerland and Norway.

Sales By Business Segments

	U.S. Dollars In Millions Six Months Ended June 30,		% Change	% of 2008
	2008	2007
Pharmaceuticals	5,086	4,175	22%	94%
A.P.I. *	309	291	6%	6%

Total	5,395	4,466	21%	100%

* Third party sales only.

Pharmaceutical Sales

Teva’s consolidated pharmaceutical sales during the six months ended June 30, 2008 were $5,086 million, or approximately 94% of total net sales, representing an increase of 22% over the same period of 2007. The following table shows the geographic breakdown of these sales:

Pharmaceutical Sales

	U.S. Dollars In Millions Six Months Ended June 30,		% Change	% of 2008
	2008	2007
North America	2,873	2,412	19%	57%
Europe*	1,429	1,177	21%	28%
International	784	586	34%	15%

Total	5,086	4,175	22%	100%

* All members of the European Union as well as Switzerland and Norway.

North America

Pharmaceutical sales in North America for the six months ended June 30, 2008 reached $2,873 million, an increase of 19% over the comparable period of 2007. The overall sales growth in this six month period benefited from the launch of 18 new products during this period.

Europe

Teva’s pharmaceutical sales in 29 countries in Western Europe and other countries that are members of the European Union were $1,429 million in the six months ended June 30, 2008, an increase of approximately 21% over the comparable period of 2007.

International

Pharmaceutical sales in Teva’s International group were $784 million in the first six months of 2008, an increase of approximately 34% over the comparable period of 2007.

Innovative and Specialty Products

Copaxone®. During the first half of 2008, global in-market sales of Copaxone®, Teva’s leading innovative drug, totaled $1,105 million, an increase of 32% over the comparable period of 2007.

As of April 1, 2008, Teva assumed sole responsibility for the distribution of Copaxone® in the U.S. and Canada from Sanofi-Aventis, and as of that date, it started recording the full in-market sales of Copaxone® in these regions.

Azilect®. Global in-market sales in the first half of 2008 reached $79 million compared to $53 million in the comparable period of 2007.

Respiratory. Teva’s global respiratory business recorded $337 million in sales in first half of 2008, a decrease of more than 10% from sales in the comparable period in 2007.

Sales of Active Pharmaceutical Ingredients (API)

API sales to third parties were $309 million in the first half of 2008, compared to $291 million in the first half of 2007. Total API sales during this period, including internal sales to Teva’s pharmaceutical businesses, were $962 million, an increase of 43% compared to the same period of 2007.

Gross Profit

Gross profit margin was 53.3% for the six months ended June 30, 2008, compared to 51.1% in the comparable period of 2007.

Research and Development (R&D) Expenses

Net R&D spending for the six months ended June 30, 2008 increased by 39% over the comparable period of 2007 and reached $377 million.

In connection with the CoGenesys acquisition, Teva wrote off $382 million of in-process R&D in the first quarter of 2008.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses, which represented 21.9% of net sales, amounted to $1,183 million in the six months ended June 30, 2008, as compared to 20.7% of net sales and $925 million in the comparable period of 2007. These substantially higher SG&A expenses as a percentage of net sales are primarily due to increased selling and marketing expenses, in light of the changes in Teva’s relationship with Sanofi-Aventis.

Financial Expenses

Net financial expenses for the six months ended June 30, 2008 of $85 million were approximately 136% the amount in the comparable period of 2007, reflecting primarily a write-down of $77 million in the carrying value of Teva’s portfolio of auction rate securities as a result of what is considered to be an other than temporary reduction of the fair market value of these securities.

Tax Rate

The provision for taxes in the first half of 2008 amounted to $161 million or 18.9% of pre-tax income. The provision for taxes in the comparable period of 2007 was $188 million, or 18.0% of pre-tax income. The higher tax rate in 2008 is mainly due to the in-process R&D charge related to the CoGenesys acquisition, which is not tax deductible.

Net Income

Net income for the first half of 2008 totaled $686 million compared to a net income of $857 million in the comparable period of 2007. Diluted earnings per share were $0.83 for the first six months of 2008, compared with diluted earnings per share of $1.05 for the comparable period of 2007. Net income as a percentage of sales was 12.7% in the first half of 2008.

Supplemental As Adjusted Income Data

The tables below present supplemental data, in U.S. dollar terms, as a percentage of sales and the increase/decrease by item as a percentage of the amount for the comparable period, after excluding the following item, which management believes facilitates an understanding of the trends underlying Teva’s business:

•	In the six months ended June 30, 2008, a $382 million charge related to a write-off of in-process R&D in connection with the CoGenesys acquisition.

The data so presented — after this exclusion — are the results used by management and Teva’s board of directors to evaluate the operational performance of the Company, to compare against the Company’s work plans and budgets, and ultimately to evaluate the performance of management. For example, the Company annually prepares detailed “work plans” for the next three succeeding fiscal years. These are the work plans used to manage the business and are the plans against which management’s performance is measured. All of such plans are prepared on a basis comparable to the presentation below, in that none of the plans takes into account those elements that are factored out in the “as adjusted” presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board on the Company’s performance, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the “as adjusted” approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses are performance targets tied to the work plan, and thus tied to the same “as adjusted” presentation as is set forth below.

In arriving at its “as adjusted” presentation, Teva has in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of Teva’s management, are items that, either as a result of their nature or size, Teva would not expect to occur as part of its normal business on a regular basis, and that, were they not singled out, could potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: purchase accounting adjustments related to acquisitions, including adjustments for write-offs of R&D in-process, and inventory “step-ups” following acquisitions; restructuring charges related to efforts to rationalize and integrate Teva’s operations on a global basis; material tax awards or settlements — both in terms of amounts paid or amounts received; impairment charges related to intangible assets such as intellectual property, product rights or goodwill; and the income tax effects of the foregoing types of items when they occur. As adjusted data are non-GAAP financial measures and should not be considered replacements for GAAP results. Teva provides such non-GAAP data on an adjusted basis because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses the performance of the Company. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of the Company’s results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of the Company’s performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

Supplemental as adjusted income data

	Six Months Ended June 30,		Percentage of Net Sales Six Months Ended June 30,		Percentage Change Comparison 2008-2007
	2008	2007	2008	2007
	U.S. dollars and shares in millions (except percentages and per share amounts)%			%	%
Net sales	5,395	4,466	100	100	21
Gross profit	2,877	2,280	53.3	51.1	26
Income before income taxes	1,232	1,047	22.8	23.4	18
Provision for income taxes	161	188	3	4.2	(14)
Effective tax rate	13%	18%
Net income	1,068	857	19.8	19.2	25
Diluted earnings per share	1.29	1.05			23
Weighted average number of shares	836	827

Reconciliation between Reported Net Income and Earnings per Share to Adjusted Net Income and Earnings per Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	U.S. dollars in millions (except per share amounts)
Reported net income	539	515	686	857
Acquisition of in-process R&D	—	—	382	—
Adjusted net income	539	515	1,068	857
Diluted earnings per share:
Reported ($)	0.65	0.63	0.83	1.05
Adjusted ($)	0.65	0.63	1.29	1.05

Earnings Guidance

Teva expects its adjusted diluted earnings per share in 2008 to be in the range of $2.69 to $2.75, versus the previously announced range of $2.60 to $2.75.

Critical Accounting Policies

The preparation of Teva’s consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of Teva’s business activities, certain accounting policies that are more important to the portrayal of its financial condition and results of operations and that require management’s subjective judgments are described in Teva’s Annual Report on Form 20-F for the year ended December 31, 2007. Teva bases its judgments on its experience and various assumptions that it believes to be reasonable under the circumstances. The more important estimates that Teva makes on an ongoing basis include those related to revenue recognition, sales reserves and allowances, income taxes, contingencies, inventories and valuation of intangible assets, marketable securities and long-lived assets. Please refer to Note 1 to the Consolidated Financial Statements included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2007 for a summary of all significant accounting policies.

Recently Issued Accounting Pronouncements

In May 2008, the FASB issued Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (the “FSP”), which clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion. The FSP requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer’s nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. The FSP requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in our consolidated statement of operations. The FSP requires retroactive application to the terms of instruments as they existed for all periods presented. The FSP is effective for us as of January 1, 2009 and early adoption is not permitted. The adoption of this FSP will primarily affect the accounting for our 0.25% Senior Convertible Debentures due 2026 and 1.75% Senior Convertible Debentures due 2026 and will result in increased interest expense of approximately $28 million in 2009, and a negligible effect on diluted earnings per share. The retroactive application of this FSP to years 2006 through 2008 will result in increased annual interest expense of approximately $47 million, $54 million and $30 million in years 2006, 2007 and 2008, respectively.

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets”, (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions on legal and contractual provisions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of FSP 142-3 on its consolidated financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, as an amendment to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The fair value of derivative instruments and their gains and losses will need to be presented in tabular format in order to present a more complete picture of the effects of using derivative instruments. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of adopting this pronouncement.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (“FAS 141R”), “Business Combinations”. FAS 141R provides revised guidance on how acquirers recognize and measure the consideration, identifiable assets acquired, liabilities assumed, contingencies, non-controlling interests and goodwill acquired in a business combination, and expands disclosure requirements surrounding the nature and financial effects of business combinations. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and amortized over its useful life and assessed for impairment where relevant; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; the consideration in shares would be valued at closing date. Early adoption is not permitted. As applicable to Teva, this statement will be effective, on a prospective basis, as of the year beginning January 1, 2009. The Company believes that the adoption of FAS 141R will not have an impact on its consolidated financial statements; however, if the Company consummates business combinations after the adoption of SFAS No. 141(R), this could significantly impact the consolidated financial statements as compared to recent acquisitions, accounted for under existing GAAP requirements, due to the changes described above.

In December 2007, the FASB issued SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin 51” (“FAS 160”), which establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2009. Teva believes that the adoption of FAS 160 will not have a material impact on its consolidated financial statements.

Impact of Currency Fluctuations and Inflation

Because Teva’s results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and local currencies – mainly the Euro, New Israeli Shekel (NIS), Canadian dollar, Pound Sterling and Hungarian Forint – affect Teva’s results. During the second quarter of 2008, the Euro appreciated by 16% against the U.S. dollar relative to the comparable quarter last year (average compared with average). The Hungarian Forint appreciated by approximately 14%, the Pound Sterling experienced no change and the NIS appreciated by 16% between the second quarter of 2007 and the second quarter of 2008. In addition, the Canadian dollar appreciated by 8% versus the U.S. dollar. In Israel, the dollar value of local sales increased as a result of the revaluation of the NIS by 16%.

Exchange rate movements increased Teva’s sales by approximately 6% during the second quarter of 2008 as compared to the comparative quarter of 2007, with a negative effect on operating income of $11 million.

Liquidity and Capital Resources

Total assets increased by $0.4 billion from March 31, 2008, reaching $25.0 billion at June 30, 2008. Working capital (current assets less current liabilities) was $5.4 billion at the quarter end, an increase of $625 million, or approximately 13%, from March 31, 2008.

Inventories increased during the quarter by $263 million, primarily reflecting augmentation of inventories to improve Teva’s ability to meet customer requirements for products that may have otherwise been in short supply, including an increase in inventory for new products and future launches. Given the commodity-like nature of many generic products, on-time delivery and service to customers is a key competitive factor, and Teva elected to increase the levels of its inventories for certain products to improve its ability to promptly respond to special needs of its customers. For example, due to its size and capacity, Teva is regarded as an important alternate source for various retailers that find themselves unable to receive adequate supply from their primary source. Teva uses this ready supply to its advantage in obtaining new awards from these retailers. The ratio of days sales in inventory at June 30, 2008 decreased to 192 compared to 193 at March 31, 2008.

Trade receivables increased by $184 million during the quarter, due to currency fluctuations, partially offset by cash collection in the U.S. of high receivables recorded during the first quarter of 2008 in connection with the sale of pantoprazole as well as the termination of the agreement with Sanofi-Aventis. Excluding the currency fluctuation, trade receivables decreased by $28 million. Days sales outstanding (receivables), net of Sales Reserves and Allowances (“SR&A”) decreased to 54 days in June 2008 compared to 62 days in March 2008. Although Teva records receivables on a gross basis, and records substantially all of the SR&A as a liability, Teva has used a net figure for the calculation in order to facilitate a more meaningful comparison with some of its peers, which record receivables net of these reserves.

SR&A increased during the second quarter of 2008 from $1.9 billion in March 2008 to $2.1 billion at June 30, 2008 primarily due to chargeback provisions for new products, timing of payment for certain annual rebates and the transfer of distribution rights for Copaxone®, which consequently resulted in recording reserves related to such product.

Investment in property, plant and equipment in the second quarter of 2008 was $180 million, compared to $110 million in the comparable quarter last year and $542 million for all of 2007. It is anticipated that capital expenditures will accelerate as the year progresses to an annual level exceeding $700 million for 2008, mainly as a result of recently announced plant and capacity expansions to support Teva’s strategic plan, with a corresponding increase in depreciation. Depreciation and amortization amounted to $122 million in the second quarter of 2008, as compared to $130 million in the comparable quarter of 2007.

Shareholders’ equity reached $15.1 billion at June 30, 2008, an increase of $679 million from March 31, 2008, reflecting mainly net income and positive translation differences, net of the dividend paid in the quarter. As of June 30, 2008, the accumulated translation differences in shareholders’ equity amounted to approximately $2.2 billion.

Cash flow generated from operating activities during the second quarter of 2008 was $806 million. Approximately $540 million was used to reduce debt obligations, of which $141 million was used to repay convertible debentures that matured during the quarter and with the balance used to reduce long-term and short-term debt. The record cash flow from operations resulted from strong collection of receivables resulting from previous launches, mainly in the U.S.

As of June 30, 2008, Teva held auction rate securities with a principal amount of $445 million, compared with $655 million held on December 31, 2007. The decrease resulted from the sale of $210 million principal amount of such securities. Auction rate securities are long-term securities with maturities ranging from 10 to 40 years and were designed to offer liquidity through an auction, generally every 28 days. The recent uncertainties in the credit markets have resulted in unsuccessful auctions for the auction rate securities that Teva holds. Consequently, the interest on these securities was increased as per their terms, and the securities were reclassified as long-term. As auctions for these securities have not been held since mid-2007 and due to a downgrade in rating of certain of these securities, Teva reassessed their fair market value as of June 30, 2008. Based on a valuation model that Teva developed, the fair value of these securities was reduced by approximately $171 million on an accumulated basis, of which $77 million is considered “other than temporary” and thus charged in this quarter as well as in the previous quarter to earnings under finance expenses and $94 million is recorded as a balance sheet item under Other Comprehensive Income. As a result, the value of the auction rate securities held by Teva at June 30, 2008 amounted to $274 million, which represents approximately 8% of Teva’s cash and marketable securities.

Teva’s principal sources of short-term liquidity are its existing cash investments and liquid securities, as well as internally generated funds, which Teva believes are sufficient to meet its operating needs and anticipated capital expenditures over the near term, including in connection with the consummation of the acquisition of Bentley Pharmaceuticals on July 22, 2008. However, following the agreement to acquire Barr Pharmaceuticals, Inc, as described above, it is anticipated that the cash portion of the consideration will be funded using a combination of cash on hand and third party financing. Teva continues to review additional opportunities to acquire companies in the pharmaceutical and API industry and to acquire complementary technologies or product rights. To the extent that any such acquisitions involve cash payments rather than the issuance of shares, they may require Teva to draw upon its existing credit lines or to raise additional funds in the debt or equity markets.

Material Changes in Contractual Obligations

During the quarter ended June 30, 2008, there were no material changes outside the ordinary course of Teva’s business in the specified contractual obligations included in the table of contractual obligations in Teva’s Annual Report on Form 20-F for the year ended December 31, 2007. Subsequent to June 30, 2008, Teva signed a definitive agreement to acquire Barr as described above.

Risk Factors

Except as set forth below, there have been no material changes to the risk factors previously disclosed in Teva’s Annual Report on Form 20-F for the year ended December 31, 2007.

Closing of the Barr acquisition remains subject to various conditions and, even if consummated, we may not achieve the anticipated benefits of the transaction.

On July 17, 2008, Teva signed a definitive agreement to acquire Barr Pharmaceuticals, Inc. for total cash and stock consideration of approximately $7.5 billion plus the assumption of net debt of approximately $1.5 billion. Closing of the transaction remains subject to various conditions, including antitrust approvals (which may require divestitures of certain products), approval of Barr shareholders and other customary conditions. Although Teva expects the transaction to close in late 2008, there can be no assurance that such conditions will be met in that time frame, or at all. In addition, even if the transaction is consummated, there can be no assurance that Teva will be able to successfully integrate Barr’s operations or achieve expected synergies and other anticipated benefits of the merger. The integration process could result in diversion of our management’s attention, the disruption of our ongoing business and the loss of key employees or customers.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the “Quantitative and Qualitative Disclosures About Market Risk” section (Item 11) in Teva’s Annual Report on Form 20-F for the year ended December 31, 2007.

LEGAL PROCEEDINGS

Teva is subject to various litigation and other legal proceedings. For a discussion of these matters, see “Commitments and contingencies” included in Note 12 to Teva’s consolidated financial statements included in this report.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

At our annual meeting of shareholders held on June 29, 2008, our shareholders approved all of the proposals on the agenda. These included: (1) receipt and discussion of the Company’s consolidated balance sheet as of December 31, 2007 and the consolidated statements of income for the year then ended; (2) approval of the cash dividends paid for year ended December 31, 2007 aggregating NIS 1.60 (approximately US$0.39) per ordinary share; (3) election of the following persons to the Board of Directors, each to serve as a director for a three-year term: Eli Hurvitz, Ruth Cheshin, Harold Snyder and Ory Slonim; (4) the appointment of Dr. Leora (Rubin) Meridor as a statutory independent director (as defined below) for an additional term of three years, following the expiration of her second term of appointment in December 2008; (5) approval of the purchase of directors’ and officers’ liability insurance; (6) an increase in the per meeting cash remuneration paid to the directors of the Company; (7) approval of the Company’s 2008 employee stock purchase plan for U.S. employees, replacing a similar existing plan expiring shortly; and (8) the appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company’s independent registered public accounting firm until the 2009 Annual Meeting of Shareholders and to authorize the audit committee to determine their compensation and the Board of Directors to ratify such determination.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

Date: August 1, 2008

	By:	/s/ Eyal Desheh
	Name:	Eyal Desheh
	Title:	Chief Financial Officer